SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 14, 2005 announcing "ECtel Reports 10 % Sequential Increase in Revenues and further reduction in Net Loss to $0.1 Million in Q3/2005; Positive Cash Flow of $1.1 Million ".

Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  November 21, 2005

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued November 14, 2005

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EXHIBIT 1

For Immediate Release

ECtel Reports 10 % Sequential Increase in Revenues and further reduction in Net Loss to $0.1 Million in Q3/2005;

Positive Cash Flow of $1.1 Million

Rosh Ha'ayin, Israel, November 14, 2005-- ECtel Ltd. (Nasdaq: ECTX), a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today reported financial results for the third quarter ended September 30, 2005.

Highlights for the Quarter:

●       Revenues increased to $6.2 million representing 10%  increase over previous quarter and 140% year-over-year growth

●       Net loss dropped to $ 0.1 million

●       Positive cash flow of $1.1 million

●       Gross margin improved to 53% from 50% in Q2/05

●       Achieved major milestone in the Company's solution offering roadmap: announces its new Integrated Revenue Management(TM) (IRM(TM)) product framework; introduces new and innovative FraudView Alliance(TM) service and unveils FraudView® version 8

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Revenues for the third quarter of 2005 were $6.2 million, compared to $5.6 million for the second quarter of 2005, and $2.6 million for the third quarter of 2004.

Net loss for the third quarter of 2005 dropped to $0.1 million, or $0.01 loss per share, compared to net loss of $0.5 million, or $0.03 loss per share, for the second quarter of 2005, and net loss of $2.5 million, or $0.14 per share, for the third quarter of 2004.  Revenues for the nine months ended September 30, 2005 increased by 94% to $16.6 million from $8.6 million in the comparable period of 2004. Net loss for the nine months ended September 30, 2004 dropped to $1.4 million from $11.9 million in the comparable 2004 period.

"During the third quarter we continued executing our strategy and achieved noticeable improvement in our top and bottom line results, in our gross margins and in generating positive cash flow. Our booking level this quarter was lower than our expectations. However, we remain confident in our strong pipeline and in achieving higher bookings in the coming quarter" stated Eitan Naor, President and CEO of ECtel.

"As part of our strategy, which focuses on long-term relationship and customer intimacy, we held our annual Users Meeting two weeks ago. With over 100 customers and business partners from over 50 operators world-wide, we are glad to report that the event was a great success. I believe that this reflects our significant market presence and verifies the value we provide our customers through our comprehensive offering ". Mr. Naor continued.

"Our continuous investment in R&D to maintain our technology edge has materialized into three major innovations, which have been announced during our annual Users Meeting".

"The first is our new Integrated Revenue Management(TM) (IRM(TM)) product framework. This new offering includes products, technologies and professional services. It enables communication service providers (CSPs) to deploy, execute, and oversee multiple revenue management programs faster, easier and with a higher return. IRM(TM) provides operators with an efficient and effective method to manage their revenue and cost streams. With IRM(TM), operators will not only reduce leakage significantly, but also cut down on operating costs.

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By adopting a holistic IRM(TM) approach, operators can reap the high-level benefits of increased revenues and a better bottom line

"The second announcement was the introduction of our new and innovative FraudView Alliance(TM) service. The FraudView Alliance(TM) is a unique offering, tackling the challenges posed by fraud in next generation networks as operators move into these uncharted territories. This is the first service to address one of the biggest challenges in the industry: shortening response-time to new fraud threats. This enables operators rolling-out new IP/3G services to effectively mitigate future risk and to minimize next generation fraud ".

"The third announcement is the scheduled release of FraudView® version 8. The new release is a major breakthrough in the fraud prevention and risk management industry. It is the first end-to-end fraud management solution that addresses the entire telecom process from customer acquisition to collection. It includes unique real-time analysis engines and next generation neural data mining models. FraudView® version 8 introduces a leap in extendibility and scalability as well as an extensive set of new features. We expect General Availability of the new version 8 release by Q1 of 2006".

Mr. Naor concluded: "Our demonstrated thought leadership coupled with sustained investment in R&D positions us to deliver our customers best-in-breed solutions and to become the leading company in the Integrated Revenue Management(TM) market".

Conference call

ECtel management cordially invites you to participate in an interactive teleconference to discuss the results today, Monday, November 14 2005 at 10:30 am ET (9:30 am CT; 7:30 am PT, and 5:30 pm Israel time). To participate, please dial one of the following numbers, and request the ECtel Q/3 2005 Earnings Results Conference call.

In the United States:	866-860-9642
In Israel:	03-918-0600
In the United Kingdom:	0-800-917-5108
In Germany:	0-800-182-6846
All Other International Callers:	+972-3-918-0600

A webcast replay will be available at www.ectel.com .

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About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. Led by the Company`s world-leading fraud management solution FraudView®, the ECtel IRM(TM) Product Suite features a range of fraud and revenue assurance products that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves more than 75 customers, including prominent tier-one operators, in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to successfully execute a growth plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

#End#

Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro

Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9002102	Tel: 972-3- 9002113
Fax: +972-3-9002103	Fax: 972-3-9002103
Email: Ronf@ectel.com	Email: danith@ectel.com

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